Exhibit 99.1

Acorn International Announces Departure of CFO, Names Acting CFO

SHANGHAI, China, August 24, 2018 -- Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), today announced the departure of Vice President and CFO Mr. Geoffrey Gao Weiji for personal reasons. Effective immediately, Acorn has appointed Mr. Martin Oneal Key, as Acting CFO of Acorn.

“Geoffrey has left Acorn due to personal reasons and to spend more time with his family. We thank him for his services and efforts over the past seven years and wish him all the best in the future,” said Mr. Jacob A. Fisch, CEO and President of Acorn.

Mr. Key has held a variety of finance leadership roles in both China and the U.S.  He is engaged by Roche Enterprises, Inc. and currently also serves as CFO of Cachet Hotel Group (Cachet), an international hospitality branding and management company which is also part of the Roche Enterprises, Inc. group of companies, and he holds shares of Cachet. Roche Enterprises, Inc. is owned by Acorn's Executive Chairman, Mr. Robert Roche and Mr. Roche is the Executive Chairman and the majority shareholder of Cachet. Mr. Fisch is a shareholder and member of the Board of Directors of Cachet. The Company has brought Mr. Key on board as part of the establishment of the Roche Enterprises, Inc. (RE) Shared Services Center with the objective of providing superior back office support service to Acorn while reducing costs. Mr. Key will provide services as CFO to both Acorn and Cachet Hotel Group and will be supported by Mr. Aspen Bai, who is also engaged by Roche Enterprises, Inc. and has been appointed as Acting Financial Controller for Acorn in addition to his role as Financial Controller at Cachet.

“I am thrilled to bring Martin on as our Acting CFO and I am confident that he will serve Acorn well,” Mr. Fisch continued. “Through the RE Shared Services Center, we are able to leverage the strength of our affiliate connections and obtain top quality CFO talent while managing our costs. The teams will be collocated in Shanghai, creating an opportunity for tighter collaboration. For example, housing the teams together will allow Acorn to leverage Roche Enterprises Inc.’s business development and financial analysis resources, something Acorn is in need of as it continues to grow its businesses profitably. Overall our aim of collocation is to increase productivity and decrease costs though reduction of redundancy and inefficiency.”

Acorn’s Executive Chairman Mr. Robert Roche commented, “At Acorn we have continued to significantly upgrade the quality of our team to the point where now we have an impressive lineup of executives. The addition of Martin, given his professional background and experience, brings a new level of expertise to Acorn. I look forward to working with Martin in his new role and I am confident he will be a strong addition to the Acorn management team.”

Before joining Cachet, Mr. Key served as executive director for ARC China, a Shanghai-based private-equity firm focused on investments in consumer-oriented Chinese companies.  Martin began his career as an investment banker in debt capital markets at J.P. Morgan Securities in New York, where he executed credit-facility, term-loan and corporate-bond transactions.  Martin earned a bachelor’s degree in Accounting and a Master of Science in Finance from Boston College, as well as an MBA from the UCLA Anderson School of Management.

In accordance with the Company's corporate governance guidelines and its audit committee charter, Acorn's appointment of Mr. Key and Mr. Bai, was reviewed and approved by Acorn's audit committee as well as the full board of directors.

About Acorn International, Inc.

Previously the leading TV infomercial company in China, Acorn International today sells its branded products primarily through e-commerce channels in China.  Today’s Acorn leverages its twenty-year TV direct marketing history to promote its brands as well as distribute its products direct-to-consumer, through China’s major e-commerce platforms as well as other niche digital platforms. Acorn’s business comprises two main divisions: its Brand Division and New Business Division. Under the Brand Division, Acorn continues to sell its best-known brands, including Babaka posture correction products and Youngleda at-home, medical device products. Launched in 2018, the New Business Division includes Acorn Fresh, which brings the world’s best fresh, and safe food directly to the Chinese consumer, as well Acorn Entertainment, which brings, through the creation of digital content, the best U.S. celebrity talent and brands to China, representing their in-country digital presence. For more information visit  www.acorninternationalir.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," “am confident that,” "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," “potential,” and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Margaret Zhao	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151888	Phone: +1-310-528-3031
Email: Zhaoxiaojie@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com